

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-4631

January 25, 2011

Francis J. O'Brien
Chief Financial Officer
The L.S. Starrett Company
121 Crescent Street
Athol, MA 01331

> **Re:** **Form 10-K for the Fiscal Year Ended June 26, 2010**
> **Form 10-Q for the Period Ended September 25, 2010**
> **File No. 1-367**

Dear Mr. O'Brien:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended June 26, 2010</u>

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

MD&A
Results of Operations, page 12

2. You discuss GAAP amounts after excluding certain items. For example, on page 13, you discuss and present operating loss excluding goodwill impairment and reorganization costs and gross margin excluding an inventory obsolescence

adjustment.  You also discuss certain line items after excluding the thirteenth month for your international subsidiaries.  These amounts constitute non-GAAP measures.  Please revise your MD&A for each period presented to remove these non-GAAP measures and instead discuss the changes between periods in your GAAP financial statement line items.  Amounts that are a business reason for the change between periods should be discussed as one of the business reasons for the change in the applicable GAAP financial statement line item between periods.  Alternatively, please provide the disclosures required by Item 10(e) of Regulation S-K for each non-GAAP measure presented.  Please make the appropriate revisions.

Critical Accounting Policies and Estimates, page 17

3.  In a similar manner to your header for revenue recognition, please add headers for each of your critical accounting policies.

4.  In regards to your critical accounting policy related to property, plant and equipment, please expand your disclosures regarding your impairment considerations by addressing the following:
- Please disclose how you group these assets for purposes of considering whether an impairment exists.  Refer to ASC 360-10-35-23 through 25;
- Please disclose how you determine when these assets should be tested for impairment, including what types of events and circumstances indicate impairment, and how frequently you evaluate for these types of events and circumstances; and
- To the extent that any of these assets or asset groups have expected undiscounted future cash flows that are not substantially in excess of the carrying values and to the extent that an impairment of these asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholders' equity, please provide the following disclosures related to those assets or asset groups:
  - The percentage by which the undiscounted cash flows exceed the carrying value;
  - The carrying value of these assets;
  - A description of the assumptions that drive the undiscounted cash flows;
  - A discussion of the uncertainty associated with the key assumptions.  For example, to the extent that you have included assumptions in your projected cash flow model that materially deviate from your historical results, please include a discussion of these assumptions; and
  - A discussion of any potential events and/or circumstances that could have a negative effect on the undiscounted cash flows.

  Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

Notes to the Financial Statements
Note 2.  Significant Accounting Policies, page 25

General

5.  Please disclose the line item(s) in which you include depreciation.  If you do not allocate depreciation to cost of sales, please tell us what consideration you gave to SAB Topic 11:B.

6.  Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling, general and administrative expenses line item.  In doing so, please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item.  With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:
   - in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
   - in MD&A that your gross margin amounts may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.

Inventories, page 26

7.  You should use one inventory method for similar types of inventories.  A mixture of methods should only be used for different types of inventories, particularly when there are valid business reasons for doing so.  Please disclose which types of inventory you use each method for.  Please disclose whether you use more than one method for any similar types of inventory.  If so, please also disclose your basis for doing this.  In a portion of these instances, this may be due to a specific method not being allowed in certain countries.

Note 9.  Other Income and Expense, page 32

8.  As noted on page 15, it appears the $1.7 million gain on sale of assets in 2008 included in other income and expense relates to the sale of your Glendale, AZ facility.  ASC 360-10-45-5 requires gains or losses recognized on the sale of long-lived assets not meeting discontinued operations criteria to be included in your operating income.  It appears that your operating income in 2008 would have been 12.6% higher had it included this gain.  Please tell us supplementally your basis in GAAP for excluding

this amount from your operating income. Please also note that ASC 360-10-45-4 requires similar treatment for impairments of long-lived assets to be held and used.

Note 10. Income Taxes, page 32

9. Your disclosures indicate that you have recorded cumulative losses for the three years ended June 26, 2010 domestically. You have not recorded a valuation allowance on your deferred tax assets recorded for domestic federal net operating losses as you believe that the forecasted future taxable income and certain tax planning opportunities eliminate the need for any valuation allowance. Please expand your disclosures to provide additional insight on how you determined it is more likely than not that you will realize these domestic deferred tax assets. Please address the following in your disclosures:

- Please discuss the nature of the positive and negative evidence that you considered, how that evidence was weighted, and how that evidence led you to determine it was not appropriate to record a valuation allowance on these deferred income tax assets. You should consider discussing the significant estimates and assumptions used in your analysis;
- Please disclose the amount of pre-tax income that you need to generate to realize the deferred tax assets;
- Please include an explanation of the anticipated future trends included in your projections of future taxable income;
- Please provide additional clarity regarding the nature of the tax planning opportunities you are relying upon; and
- Please disclose that the deferred tax liabilities you are relying on in your assessment of the realizability of your deferred tax assets will reverse in the same period and jurisdiction and are of the same character as the temporary differences giving rise to the deferred tax assets.

10. Your Brazilian subsidiary disputed a method of taxation adopted by the Brazilian government in the early 1990s related to the treatment of inflation during that period. During 2010, as a result of a favorable tax amnesty program offered by the Brazilian government, a decision was made to no longer pursue the claim as it was determined that the incentives of the amnesty program outweighed the costs and potential risk of continued litigation. You provide a rollforward of unrecognized tax benefits from July 1, 2007 to June 26, 2010 on page 34. Please tell us how the matter related to the Brazilian subsidiary is reflected in this rollforward. If it is not reflected in the rollforward, please help us understand why the matter would not have impacted the amount of unrecognized tax benefits. Refer to ASC 740-10-25.

Note 11. Employee Benefit and Retirement Plans, page 35

11. You have several pension plans that cover all of your domestic and most of your nondomestic employees. You provide certain disclosures separately for your

nondomestic plans, including the long-term rate of return assumption used for nondomestic plans as well as disclosures regarding your underfunded plan in the United Kingdom. Please tell us what consideration you gave to ASC 715-20-50-4 in determining that you should aggregate U.S. and nondomestic plans in all other disclosures provided. Specifically, tell us how you determined that the benefit obligations of nondomestic plans were not significant compared to the total benefit obligation and did not use significantly different assumptions. In certain disclosures you refer to nondomestic plans and in other disclosures you refer to United Kingdom plans. Please also clarify in your disclosures if the only nondomestic plans are in the United Kingdom.

Note 12. Debt, page 40

12. On the face of your balance sheet, you refer to Note 12 in regards to your notes payable and current maturities as well as long-term debt line items. You present a breakdown of the current and long-term maturities related to capitalized lease obligations in Note 12, which represent a total of $.9 million of the $3.4 million total of these two line items. Please also clarify in your note what the remaining components are of these two line items.

13. The New Credit Facility contains financial covenants with respect to leverage, tangible net worth, and interest coverage, and also contains customary affirmative and negative covenants, including limitations on indebtedness, liens, acquisitions, asset dispositions, and fundamental corporate changes, and certain customary events of default. Upon the occurrence and continuation of an event of default, the lender may terminate the revolving credit commitment and require immediate payment of the entire unpaid principal amount of the New Credit Facility, accrued interest and all other obligations. As of June 26, 2010, you were in compliance with all financial covenants; however, certain procedural covenants were not in compliance. The bank issued a waiver for the lapse in these procedural covenants. In this regard, please address the following:
- Please disclose the specific terms of any material covenants associated with this facility with any required ratios. Please disclose the actual ratios as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet such covenants. Please also consider showing the specific computations used to arrive at the actual ratios with corresponding reconciliations to US GAAP amounts. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003; and
- Please disclose the nature of the procedural covenants for which you were not in compliance as well as when you intend to be in compliance. Please disclose the terms of the waiver including when it expires. Please also clearly disclose whether borrowings under this facility have been classified as current or long-term. Refer to FASB ASC 470-10-45-11.

<u>Form 10-Q for the Period Ended September 25, 2010</u>

<u>General</u>

14.  Please address the above comments in your interim filings as well, as applicable.

<u>MD&A</u>
<u>Results of Operations, page 12</u>

15. Other income (expense) represents approximately 12% of your earnings (loss) before income taxes for the period ended September 25, 2010.  Please include a discussion of this amount, which should include a description of the nature of the amounts included in this line item.

<u>Form 8-K filed on September 23, 2010</u>

16. In regards to your presentation of free cash flow, please address the following:
   * Please provide all of the disclosures required by Item 10(e)(1)(i) of Regulation S-K, which should include a reconciliation of free cash flow to the most comparable financial measures calculated and presented in accordance with GAAP.  Refer to Instruction 2 to Item 2.02 of the Form 8-K; and
   * Please ensure that you discuss all material limitations of your measurement of free cash flow.  For example, there are some non-discretionary expenditures such as mandatory debt service requirements that have not been included in your determination of free cash flow.  Refer to Compliance and Disclosures Interpretation 102.07 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Francis J. O'Brien
The L.S. Starrett Company
January 25, 2011
Page 7

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or the undersigned at (202) 551-3769 if you have questions.

Sincerely,


Rufus Decker
Accounting Branch Chief